EXHIBIT 99.1

Canagold Resources LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Reminds Shareholders to Vote the YELLOW Proxy Before Friday

SunValley’s Ongoing Barrage of False Statements is Simply a Smokescreen to

Conceal their Hostile Creeping Takeover of Your Board, Your Company and

Your Project

Shareholders Cannot Trust SunValley to Control Canagold’s Future

•	Canagold thanks shareholders for their support for its Management Nominees which has been strong in advance of the annual and special meeting scheduled for July 19, 2022.
•	SunValley’s brazen repetition of false and inaccurate statements confirms they cannot be trusted and do not deserve the support of Canagold’s shareholders.
•	The deadline to submit YELLOW Proxies is July 15, 2022 at 10 a.m. (Pacific Time).
•	Shareholders who have questions or require assistance with voting the YELLOW Proxy should contact Laurel Hill Advisory Group at 1-877-452-7184 or by e-mail at assistance@laurelhill.com.

Vancouver, Canada – July 13, 2022 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) reminds shareholders to vote the YELLOW proxy in advance of the deadline on Friday, July 15, 2022 at 10 a.m. (Pacific Time). We thank the many shareholders who have already voted FOR Canagold’s management nominees using the YELLOW proxy and continue to urge those who have not vote yet to cast their vote using the YELLOW proxy — no share amount is too small, every shareholder and every share counts!

Shareholders are also encouraged to read Canagold’s management information circular, our recent letter to shareholders and press releases by visiting our website at https://www.canagoldresources.com/2022agm/ for further details about SunValley’s hostile creeping takeover attempt to control your board, your company and your project while holding only 17% of the shares, and why Canagold’s management nominees are the right team to successfully continue to advance the Company’s flagship project, the New Polaris gold mine project located in northern BC.

Who Are Vikram Sodhi or SunValley?

Vikram Sodhi and SunValley state they are a private equity fund based in Dubai, UAE and with a branch office in Antioquia, Colombia. But when you visit the SunValley website, you will find absolutely NO DISCLOSURE whatsoever about who they really are:

•	NO DISCLOSURE about their team, if they have one - no names, no photos, no biographies

•	NO DISCLOSURE about their assets, if they have some - no investments, no shareholdings, no properties

•	NO DISCLOSURE about their financials - no balance sheet, no income statement, no cash flow statement or where their money comes from

So who are these people trying to hijack control of Canagold and its board without paying you the shareholders anything for control? Do you really want to put the future of your company and your investment in the hands of a phantom company led by a ghost managing director?

Why are They Issuing a Barrage of Falsehoods and Misinformation?

Canagold has repeatedly exposed SunValley’s allegations as lies or misinformation. In our press releases dated June 23, 2022, June 30, 2022, July 5, 2022 and July 8, 2022 we proved that all key allegations by the Dissident are completely untrue or deliberately misleading. Why do SunValley and Vikram Sodhi continue to try to mislead shareholders with false and inaccurate statements?

How Did They Buy Their Stock?

SunValley has sneakily executed their hostile creeping takeover attempt by buying stock privately in off-market transactions:

•	Step 1 of their hostile creeping take-over attempt was to buy a small stake in the $0.40 financing 18 months ago.

•

Step 2 of their hostile creeping take-over attempt was to buy a large stake in off-market transactions at $0.37 to get to a 9.4% shareholding, at a 35% discount to the $0.50 flow through financing price paid by other shareholders!

•	Step 3 of their hostile creeping take-over attempt was to buy out another shareholder at $0.325 in another off-market transaction last week to get to a 17% shareholding.

•	Step 4 of their hostile creeping take-over attempt is to buy the next financing at a 20% discount to Canagold’s last financing only 9 months ago to get to a 35% shareholding.

•

Step 5 of their hostile creeping take-over attempt is to try to seize control of Canagold’s board of directors, your company and your project, by nominating three interconnected individuals to strictly serve the interests of SunValley, if elected.

SunValley has never bought a single share of Canagold in the market!

The Dissident Cannot be Trusted

SunValley Company DMCC’s (“SunValley” or the “Dissident”) ongoing barrage of false statements about Canagold’s management team and directors is a simply a distraction to cover up their hostile creeping takeover attempt. Consider the following when determining if the Dissident deserves your vote to allow it to seize control of your board, your Company, and your project:

•

The Dissident’s Real Agenda: SunValley’s real agenda is to overwhelm shareholders with falsehoods and misinformation to hide their real agenda of a hostile take-over attempt to seize 60% control of your board, Company and project, even though the Dissident only holds 17% of Canagold’s shares.

•

The Dissident Nominees Have No Experience in North America. The dissident shareholder has proposed a slate of nominees compromised of individuals who are based in Australia, Switzerland and South Africa and do not appear to have sufficient if any experience in exploration and mining and regulatory environment in Canada or North America.

•

Institutional Shareholder Services (“ISS”) Does Not Support a Change of Control: ISS notes that SunValley failed “to make a compelling case for a change of board control” and they did not support all of the Dissident nominees.

•	The Dissident’s “Strategic” Plan is Fatally Flawed and Displays Their Ignorance of Canadian Industry Standards. The Dissident wants Canagold’s shareholders to believe they can fast-track the paths to both (i) a feasibility study and (ii) project permitting. This is simply not possible for reasons outlined in our press release issued on July 5, 2022 and continues SunValley’s trend of disseminating inaccurate information to persuade Canagold’s shareholders to support their bid to seize control of the Company’s board.

Vikram Sodhi and SunValley are willing to say and do anything to seize control of your company,

your board and your asset.  Only your vote on the YELLOW proxy can stop this.

Canagold’s Management Nominees – The Right Team with the Right Experience

Canagold’s Management Nominees (the “Management Nominees”), Messrs. Bradford Cooke, Scott Eldridge, Martin Burian and Dr. Deepak Malhotra, the four incumbent directors, and Dr. Kadri Dagdelen, as a new nominee are the right team to continue the successful execution of the plan to advance the Company’s flagship project, New Polaris for a number of reasons:

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Significant expertise and experience in leading mining companies. The Management Nominees all have significant breadth and depth of expertise and experience in directing public mining sector companies in Canada and elsewhere and a strong background in transitioning companies from exploration to feasibility and ultimately to operations in North America.

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Ability to navigate capital markets and the North American regulatory landscape. The Management Nominees have jurisdictional experience in North America to ensure the crucial permitting process passes the approval of regulatory authorities and local First Nations support and scrutiny.

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Credibility in capital markets. In addition, Canagold’s nominees, Messrs. Bradford Cooke and Scott Eldridge, have reputational credibility in capital markets to finance the growth of your Company. Canagold’s nominee, Mr. Martin Burian, CA, IDC.D, is a professional director and a professional accountant and has strong qualifications to provide Board oversight in continuous disclosure obligations and regulatory compliance in North America given Canagold is a reporting issuer in both Canada and the USA.

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Professional and technical expertise - Canagold’s nominees Bradford Cooke, Dr. Deepak Malhotra and Dr. Kadri Dagdelen, each have significant and substantial practical experience and professional expertise to oversee the resource estimates and economic studies of Canagold’s New Polaris Project. Dr. Malhotra personally oversaw the metallurgical testing campaigns that allowed Canagold to increase gold recoveries and use BIOX as the key to unlock the economic value of the refractory gold ore at New Polaris. Dr. Dagdelen is a mining engineer with extensive underground mining experience, which will be needed for the New Polaris gold deposit, which will be developed as a narrow vein, complex underground mechanized, ramp access mine. Mr. Cooke has the hands on experience of taking narrow, high grade gold-silver vein deposits from discovery to production in building Endeavour Silver Corp. from a junior exploration company into a mid-tier silver mining company listed on the NYSE.

Vote FOR Canagold’s Management Nominees Using ONLY the YELLOW Proxy

Voting is easy. Due to the essence of time, you are encouraged to vote your YELLOW proxy online or by telephone. Shareholders who have voted using the Dissident’s proxy and wish to support Canagold still have the right to change their vote by simply executing a YELLOW proxy. A later-dated YELLOW proxy replaces a previously recorded vote.

TIME IS OF THE ESSENCE. YELLOW PROXIES MUST BE RETURNED NO LATER THAN

JULY 15, 2022 AT 10 A.M. (PACIFIC TIME).

Shareholder Questions and Voting Assistance

If you have questions or require assistance with voting your shares, please contact Canagold’s strategic advisor and proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184 (416-304-0211 Outside North America)

Email: assistance@laurelhill.com

“Bradford Cooke”	"Scott Eldridge”

Bradford Cooke	Scott Eldridge
Founder and Chairman of the Board	Chief Executive Officer
CANAGOLD RESOURCES LTD.	CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the Dissident’s intentions in providing the advance notice and their plans for Canagold; statements with respect to the Company and the New Polaris gold mine project; the advancement of the Company’s mineral properties; and the ability of the management nominees to successfully execute the plan to advance the New Polaris project. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.